UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kaskad Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

48579L 103
(CUSIP Number)

Piotr Sibov

Chief Executive Officer and President

Dimitar Petkov 119

Ent. B, Fl. 3, Ap. 92

Sofia, 1309 Bulgaria

Business Filings Incorporated

701 S. Carson Street, Suite 200, Carson City, Nevada 89701

+1 (302) 777-0210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable (Common Stock)

1.	Names of Reporting Persons.
Piotr Sibov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Bulgarian

Number of	7. Sole Voting Power
Shares Bene-	5,000,000 shares of Common Stock (direct)
ficially	8. Shared Voting Power
Owned by Each	0
Reporting	9. Sole Dispositive Power
Person With:	5,000,000 shares of Common Stock (direct)
10. Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

86% of Common Stock

14.	Type of Reporting Person (See Instructions)
IN – Individual

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kaskad Corp., a Nevada corporation (the “Company”), with principal executive offices located at Dimitar Petkov 119, Ent. B, Fl. 3, Ap. 92, Sofia, 1309 Bulgaria.

Item 2. Identity and Background

This statement is filed by Piotr Sibov, an individual with a mailing address for notice purposes of Dimitar Petkov 119, Ent. B, Fl. 3, Ap. 92, Sofia, 1309 Bulgaria. Mr. Sibov is the controlling shareholder of the Company by virtue of holding greater than 50% of the issued and outstanding shares in the Company. In addition, Mr. Sibov is the sole director and officer of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Sibov used personal funds to purchase the Common Stock. Mr. Sibov paid $5,000 for the Common Stock.

Item 4. Purpose of Transaction

The purpose of the transaction reported herein was for Mr. Sibov to purchase shares in the Company to hold on personal account without the intent to publicly distribute absent registration or exemption.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, Mr. Sibov does not hold any other share of common stock of the Company.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by Mr. Sibov, or to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2017	By:	/s/ Piotr Sibov
Piotr Sibov

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)